Exhibit 12
The AES Corporation and Subsidiaries
Statement Re: Calculation of Ratio of Earnings to Fixed Charges
(in millions, unaudited)

	2013	2012	2011	2010	2009
Actual:
Computation of earnings:
Income from continuing operations before income taxes and equity in earnings of affiliates	$1,048	$230	$2,260	$1,799	2,115
Fixed charges	1,580	1,674	1,779	1,715	1,718
Amortization of capitalized interest	26	24	15	8	2
Distributed income of equity investees	2	5	25	14	68
Less:
Capitalized interest	(58)	(87)	(152)	(145)	(169)
Preference security dividend of consolidated subsidiary	(6)	(6)	(4)	(4)	(4)
Noncontrolling interests in pretax income of subsidiaries that have not incurred fixed charges	(40)	(4)	(2)	(4)	(9)
Earnings	$2,552	$1,836	$3,921	$3,383	$3,721

Fixed charges:
Interest expense, debt premium and discount amortization	$1,516	$1,581	$1,623	$1,566	$1,545
Capitalized interest	58	87	152	145	169
Preference security dividend of consolidated subsidiary	6	6	4	4	4
Fixed charges	$1,580	$1,674	$1,779	$1,715	$1,718
Ratio of earnings to fixed charges	1.62	1.10	2.20	1.97	2.17